Arrived STR, LLC

500 Yale Avenue North

Seattle, WA 98109

November 8, 2022

Division of Corporation

Finance Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Catherine De Lorenzo

Re:	Arrived STR, LLC
Post Qualification Amendment on Form 1-A
Filed November 2, 2022
File No. 024-11958

Dear Ms. De Lorenzo,

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Post-Qualification Amendment No. 5 on Form 1-A, as amended (the “Offering Statement”), of Arrived STR, LLC (the “Company”) and we respectfully request that the above referenced Offering Statement be declared qualified by the Commission at 10:00 AM Eastern Time, Thursday, November 10, 2022, or as soon thereafter as possible.

We request that we be notified of such qualification by a telephone call to John Rostom, the Company’s Vice President of Legal at (814) 277-4833 ext. 701. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to the Company via email at john@arrivedhomes.com.

Sincerely,

ARRIVED STR, LLC

By:	/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer

cc:	John Rostom General Counsel and VP of Legal